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                            March 7, 2022

       Jie Liu
       Chief Executive Officer
       Hongli Group Inc.
       Beisanli Street, Economic Development Zone
       Changle County, Weifang
       Shandong, China 262400

                                                        Re: Hongli Group Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed February 25,
2022
                                                            File No. 333-261945

       Dear Mr. Liu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Summary Consolidated Financial Data
       Selected Condensed Consolidated Statements of Income and Comprehensive Income, page 25

   1.                                                   We note that pursuant
to the Exclusive Business Cooperation and Management
                                                        Agreement, Hongli WFOE
is entitled to an annual service fee equal to the total amount of audited net income for
Hongli Shandong (VIE). Please tell us how the revenue and
                                                        receivable from Hongli
Shandong is reflected in the subsidiaries column of
                                                        your consolidating
worksheets. In this regard, we note that the subsidiaries column includes equity in the
VIE and share of income from VIE, however, Hongli WFOE does
                                                        not have an equity
interest in the VIE. Also, tell us how the expense and amounts due to
                                                        Hongli WFOE are
reflected in the VIE column of your worksheet. Please explain or
 Jie Liu
Hongli Group Inc.
March 7, 2022
Page 2
      revise your consolidating worksheets as necessary.
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameJie Liu
                                                           Division of
Corporation Finance
Comapany NameHongli Group Inc.
                                                           Office of Technology
March 7, 2022 Page 2
cc:       Arila Zhou, Esq.
FirstName LastName